LEIFRAS Co., Ltd.

June 13, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Scott Stringer
Adam Phippen Rucha Pandit Donald Field

Re:	LEIFRAS Co., Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed May 20, 2025
File No. 333-283712

Ladies and Gentlemen:

This letter is in response to the letter dated May 27, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to LEIFRAS Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 5 to our registration statement on Form F-1 (the “Amendment No. 5”) is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-1

Prospectus Summary

Controlled Company, page 6

1.	We note your disclosure here as well as on the prospectus cover page and page 32 that you will be a controlled company following the offering. Please revise the prospectus summary to state, if true, that the controlling stockholder will have the ability to determine all matters requiring approval by stockholders including the election of directors, amendment of governing documents, and approval of major corporate transactions. Please revise the prospectus throughout as applicable.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page and pages 6, 33 and 103 of the Amendment No. 5 to state that the controlling shareholder will have the ability to determine all matters requiring an ordinary resolution of the shareholders' meeting, including the election of directors and approval of major corporate transactions, but not including matters requiring a special resolution thereof, such as amendments of governing documents.

Dilution, page 41

2.	Please tell us how you calculated your as adjusted net tangible book value as of December 31, 2024, of $9,772,049. In doing so, explain why you excluded the payment of deferred initial public offering costs with your assumed offering proceeds. In addition, we note that the net proceeds assumed in the Capitalization Table on page 40 appear to reflect the payment of deferred initial offering costs with the offering proceeds. Please explain the inconsistency with as adjusted net tangible book value disclosed on page 41. Please revise accordingly.

Response: In response to the Staff’s comments, we have revised our disclosure on page 42 of the Amendment No. 5. The adjusted net tangible book value as of December 31, 2024 was calculated as follows:

(1)	We started from the historical net tangible assets of $6,186,727 as of December 31, 2024, which equals total shareholders’ equity of $6,614,065 less goodwill and intangible assets (collectively totaling $427,338).

(2)	We then added the net proceeds from the offering, which were calculated as follows:

(a)	Gross proceeds of $6,250,000;

(i)	This amount reflects the gross proceeds from the sale of 1,250,000 American depositary shares (“ADSs”) by the Company in this offering, assuming an initial public offering price of $5.00 per ADS, which represents the high end of the price range set forth on the cover page of the Amendment No. 5;

(b)	Less: Underwriting discounts of $437,500 and non-accountable expense allowance of $62,500;

(c)	Less: Estimated offering expenses payable at closing of the offering of $1,163,966;

(i)	Estimated offering expenses of $2,164,678;

(ii)	Less: Deferred IPO costs of $1,000,712 (as of December 31, 2024);

(1)	The deferred IPO costs is a prepaid asset on our balance sheet, which had already been paid and reflected in historical net tangible assets;

(d)	Resulting in net proceeds of $4,586,034.

(3)	Thus, the pro forma as adjusted net tangible book value would have been $10,772,761 (=$6,186,727 +$4,586,034). When divided by the post-offering ADS count of 26,160,619, the adjusted net tangible book value per ADS would have been $0.41.

In addition, in response to the Staff’s comments, we have revised our disclosure on page 41 of the Amendment No. 5.

(A)	The as-adjusted cash as of December 31, 2024 was calculated as $20,717,156: actual cash as of December 31, 2024 of $16,131,122 plus net proceeds of $4,586,034 (see (2)(d) above).

(B)	The as-adjusted additional paid-in capital as of December 31, 2024 was calculated as follows:

(a)	Actual additional paid-in capital as of December 31, 2024 of $4,758,468;

(b)	Plus: Gross proceeds of $6,250,000 (see (2)(a) above);

(c)	Less: underwriting discounts of $437,500 and non-accountable expense allowance of $62,500 (see (2)(b) above);

(d)	Less: Estimated offering expenses of $2,164,678;

(i)	The estimated offering expenses include $1,000,712 of deferred IPO costs which were recorded on our balance sheet as of December 31, 2024. These costs are expected to be charged directly against additional paid-in capital upon the consummation of the offering;

(e)	Resulting in additional paid-in capital of $8,343,790.

3.	Please explain how you calculated the impacts from a $1.00 change in the assumed initial public offering price and a 1,000,000 change in the number of ADSs offered. Revise as necessary.

Response: In response to the Staff’s comments, we have revised our disclosure on page 42 of the Amendment No. 5. The calculations were as follows:

(1)	$1.00 change in Assumed initial public offering price

Unless otherwise indicated, all per share figures presented herein refer equally to both ordinary shares of the Company (the “Ordinary Shares”) and ADSs, as one ADS represents one Ordinary Share. Accordingly, the net tangible book value per ADS is identical to that per Ordinary Share.

Relevant figures prior to the change (as described in the Dilution section)

●	The net tangible book value per Ordinary Share as of December 31, 2024, was $0.25 (a).

●	Our as-adjusted net tangible book value as of December 31, 2024, would have been $10,772,761, or $0.41 per Ordinary Share (as described in the Dilution section) (b).

●	The total number of Ordinary Shares after giving effect to this offering would be 24,910,619 shares (pre-offering shares) + 1,250,000 (new shares) = 26,160,619 shares (c).

●	The increase in net tangible book value per Ordinary Share attributable to payments by new investors was $0.16 (d).

Impact of a $1.00 change in the assumed initial public offering price on gross proceeds and as-adjusted net tangible book value after giving effect to this offering

●	Assuming a $6.00 offering price (vs. $5.00), the gross proceeds would increase by $1,250,000 (e) (= 1,250,000 new shares × change of $1.00).

●	Applying the same offering cost assumptions — a 7% underwriting discount and 1% non-accountable expense allowance — the incremental net proceeds are calculated as (e) × (1 − 0.07 − 0.01) = $1,250,000 × 0.92 = $1,150,000 (f).

●	A $1.00 increase in the assumed initial public offering price would increase our as-adjusted net tangible book value after giving effect to this offering by (f) $1,150,000, resulting in a total as-adjusted net tangible book value of: (b) + (f) = $10,772,761 + $1,150,000 = $11,922,761 (g).

Impact of a $1.00 change in the assumed initial public offering price on the increase in net tangible book value per Ordinary Share attributable to payments by new investors

●	The as-adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this offering is (g) ÷ (c) = $11,922,761 ÷ 26,160,619 shares = $0.46 (h).

Therefore, the incremental increase (decrease) of the as-adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this offering due to the $1.00 higher offering price, is (h) - (b) = $0.46 − $0.41 = $0.05.

Impact of a $1.00 change in the amount of dilution in net tangible book value per Ordinary Share to new investors in the offering

●	Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering is $4.59 (j) (as described in the Dilution section).

●	With the impact of a $1.00 change, amount of dilution in net tangible book value per Ordinary Share to new investors in the offering is $6.00 offering price (vs. $5.00) –(h) $0.46 = $5.54 (k).

Therefore, the decrease (increase) the dilution in as-adjusted net tangible book value per Ordinary Share and per ADS to new investors in this offering due to the $1.00 higher offering price is (j)-(k) = $4.59 − $5.54 = $(0.95).

(2)	A 1,000,000-share number increase

Relevant figures prior to the change

●	Same as 1) $1.00 Change in Offering Price.

Impact of a 1,000,000-share increase in the number of shares offered on gross proceeds and as-adjusted net tangible book value after giving effect to this offering

●	The total number of Ordinary Shares after giving effect to this offering would be (c) 26,160,619 shares + 1,000,000 (new shares) = 27,160,619 shares (l).

●	Applying the same offering cost assumptions — a 7% underwriting discount and 1% non-accountable expense allowance — the incremental net proceeds are calculated as $5.00 per share x 1,000,000 shares × (1 − 0.07 − 0.01) = $4,600,000 (m).

●	A 1,000,000-share increase in the assumed initial public offering price would increase our as-adjusted net tangible book value after giving effect to this offering by (m) $4,600,000, resulting in a total as-adjusted net tangible book value of: (b) + (m) = $10,772,761 + $4,600,000 = $15,372,761 (n).

Impact of a 1,000,000-share increase in the assumed initial public offering price on the increase in net tangible book value per Ordinary Share attributable to payments by new investors

●	The as-adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this offering, is (n) ÷ (l) = $15,372,761 ÷ 27,160,619 = $0.57 (o).

Therefore, the incremental increase (decrease) in net tangible book value per Ordinary Share attributable to payments by new investors due to the 1,000,000 higher offering shares is (o) - (b)= $0.57 − $0.41 = $0.16.

Impact of a 1,000,000-share increase in the amount of dilution in net tangible book value per Ordinary Share to new investors in the offering

●	Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering is $4.59(j) (as described in the Dilution section).

●	With the impact of a 1,000,000-share increase, amount of dilution in net tangible book value per Ordinary Share to new investors in the offering, is $5.00 offering price – (o) $0.57= $4.43 (p).

Therefore, the decrease (increase) the dilution in as-adjusted net tangible book value per Ordinary Share and per ADS to new investors in this offering due to the 1,000,000 additional offering shares is (j) - (p)= $4.59 − $4.43 = $0.16.

The following tables illustrate such dilution:

	Per Ordinary Share	Per ADS	$1.00 Increase in Offering Price	1,000,000 -Share Increase in the Number of Shares Offered
Assumed initial public offering price per Ordinary Share	$5.00	$5.00	$6.00	$5.00
Net tangible book value per Ordinary Share as of December 31, 2024	$0.25	$0.25	$0.25	$0.25
Net tangible book value per Ordinary Share attributable to payments by new investors	$0.16	$0.16	$0.21	$0.32
As-adjusted net tangible book value per Ordinary Share immediately after this offering	$0.41	$0.41	$0.46	$0.57
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$4.59	$4.59	$5.54	$4.43

Case Study: Nagoya City, page 85

4.	We note your disclosure here that you “entered into four agreements with the Nagoya City Board of Education.” To the extent material, please file the four new agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, we have filed English translation of the four new agreements with the Nagoya City Board of Education as Exhibits 10.5-10.8 to the Amendment No. 5.

Case Study: Suita City, page 88

5.	To the extent material, please file the two agreements with Suita City as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, we have filed English translation of the two agreements with Suita City as Exhibits 10.9-10.10 to the Amendment No. 5.

Legal Proceedings, page 95

6.	We note your disclosure here that you “received guidance from a government agency indicating [y]our after-school daycare service facilities over-claimed fees by overstating the number of qualified workers in the fiscal years ended December 31, 2023 and 2024, along with noncompliance with required staffing standards.” We also note your discussion of potential consequences. Please revise here and elsewhere as appropriate to clarify which government agency issued this guidance. Additionally, to the extent material, please include a standalone risk factor or revise the risk factor on page 23 to more thoroughly discuss the agency’s guidance and address any material risks to your business, operations, and financial condition in connection with the overclaimed fees and noncompliance.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 23, 24, 96, F-37, and F-38 of the Amendment No. 5 to clarify the government agency that issued the guidance and add a standalone risk factor to discuss the risks to our business, operations, and financial condition in connection with the overclaimed fees and noncompliance.

* * * * * * * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Mitsuharu Yazawa
Name:	Mitsuharu Yazawa
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC